Exhibit 99.1

NEWS RELEASE

Endeavour Silver Drilling Continues to Intersect High Grade Silver-Gold Mineralization in La Luz-Asuncion Vein at Bolanitos Mine, Guanajuato

Vancouver, Canada – June 24, 2014 - Endeavour Silver Corp. (NYSE: EXK, TSX: EDR) announces that exploration drilling at the Bolañitos mine in Guanajuato State, Mexico continues to intersect high grade, silver-gold mineralization in the Asuncion area of the La Luz vein system (L-Asuncion) forming three discrete zones over an 800 metre length, still open to some extent at depth and towards surface.

Drilling highlights from the L-Asuncion area in 2014 include 329 grams per tonne (gpt) silver and 4.75 gpt gold over 4.60 metres (m) true width, or 17.9 ounces per ton (opT) silver equivalents over 15.1 feet (ft), in hole LZ17-4, including 1,530 gpt silver and 9.4 gpt gold over 0.13 m true width, or 61.1 opT silver equivalents over 0.5 ft.

At a 200 gpt/m cutoff, these two mineralized zones collectively measure more than 400 m long by 250 m deep by up to 5 metres thick (see L-Asuncion longitudinal section here). Silver equivalents are calculated at a ratio of 60: 1 silver: gold. Drilling highlights were as follows:

Hole	Structure	From	True Width	Au	Ag	Ag Eq
		(m)	(m)	(gpt)	(gpt)	(gpt)
LZ15-1	La Luz	294.85	2.45	11.01	550.7	1,211
	Including	297.10	0.58	19.15	846.0	1,995
LZ15-2	La Luz	342.30	3.51	6.24	325.0	699
	Including	346.65	0.23	14.15	729.0	1,578
LZ16-4	La Luz	267.60	1.81	1.89	89.8	203
	Including	269.25	0.34	3.79	295.0	522
LZ16-5	La Luz	330.80	1.84	2.33	85.4	225
	Including	332.65	0.17	8.21	243.0	736
LZ17-3	La Luz	430.80	3.05	5.56	121.8	456
	Including	431.95	0.22	8.84	525.0	1,055
LZ17-4	La Luz	249.40	4.60	4.75	328.8	614
	Including	253.70	0.13	9.44	1,530.0	2,096
LZ18-3	La Luz	309.50	2.58	3.08	33.3	218
	Including	310.75	0.19	2.60	263.0	419
LZ19-2	La Luz	349.15	3.23	11.41	67.8	752
	Including	350.95	0.43	40.80	149.0	2,597
LZ21-1	La Luz	374.95	1.59	3.84	434.7	665
	Including	376.60	0.21	27.10	2,580.0	4,206
LZ22-3	La Luz	312.55	1.60	2.35	404.6	546
	Including	313.00	0.41	3.85	865.0	1,096

In 2007, Endeavour identified the L-Asuncion area as one of several highly prospective target areas for the discovery of new high grade silver-gold mineralization at Bolañitos based on old maps showing substantial mine fill of economic grade within historic mine workings at L-Asuncion. In 2012, the Company rehabilitated the old Asuncion mine shaft and gained access to map, sample and commence production of the old mine fill from the underground mine workings.

Exploration crews subsequently discovered impressive sections of mineralized vein that remained unmined in the L-Asuncion area. Surface drilling last year confirmed the presence of mineralization over 800 metres and the exploration focus for 2014 in the L-Asuncion area is to expand and better define two of the three high grade zones while tunneling progresses in a northwest direction towards them.

Luis Castro, Vice President of Exploration, commented, “We are very encouraged by both the internal continuity and precious metal grades of these mineralized zones at L-Asuncion. They remain open to some extent both down dip and up dip and represent a future production area for us at Bolanitos.  Thanks to our robust free cash flow, Endeavour currently has eleven drill rigs (seven surface and four underground) working in Mexico: two at Guanaceví, three at Bolañitos, four at El Cubo and two at the emerging new high grade discovery in the Terronera vein on our San Sebastián project in Jalisco State.”

Godfrey Walton, M.Sc., P.Geo., and President and COO, is the Qualified Person who reviewed and approved this news release and supervised the drilling programs in Mexico. A Quality Control sampling program of reference standards, blanks and duplicates has been instituted to monitor the integrity of all assay results. All samples are split at the local field office and shipped to ALS-Chemex Labs, where they are dried, crushed, split and 50 gram pulp samples are prepared for analysis. Gold and silver are determined by fire assay with an atomic absorption (AA) finish.

About Endeavour – Endeavour Silver is a mid-tier silver mining company focused on growing its production, reserves and resources in Mexico. Since start-up in 2004, the Company has posted nine consecutive years of accretive growth of its silver mining operations. Endeavour’s three operating silver-gold mines in Mexico combined with its strategic acquisition and exploration programs should facilitate our goal to become a premier senior silver producer.

Contact Information - For more information, please contact:
Meghan Brown, Director Investor Relations
Toll free: 1-877-685-9775
Tel: 604-640-4804
Fax: 604-685-9744
Email: mbrown@edrsilver.com
Website: www.edrsilver.com

Cautionary Note Regarding Forward-Looking Statements

This news release contains "forward-looking statements" within the meaning of the United States private securities litigation reform act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information herein include but are not limited to statements regarding Endeavour's anticipated performance in 2014, the timing and results of exploration drill programs and expectations of increased resource/reserve estimates. The Company does not intend to, and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.

Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such statements. Such factors include, among others, changes in national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining; the speculative nature of mineral exploration and development, risks in obtaining necessary licenses and permits, and challenges to the Company's title to properties; fluctuations in the prices of commodities and their impact on reserves and resources as well as those factors described in the section "risk factors" contained in the Company's most recent form 40F/Annual Information Form filed with the S.E.C. and Canadian securities regulatory authorities.

Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the Company's mining operations, no material adverse change in the market price of commodities, mining operations will operate and the mining products will be completed in accordance with management's expectations and achieve their stated production outcomes, drilling results to achieve increases in resource/reserve estimates, and such other assumptions and factors as set out herein. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.